New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz

Davis Polk & Wardwell LLP	212 450 6095 tel
450 Lexington Avenue	212 450 6858 fax
New York, NY 10017	manuel.garciadiaz@davispolk.com

August 26, 2019

Re:	Natura &Co Holding S.A.

Draft Registration Statement on Form F-4

Filed July 17, 2019

CIK No. 0001776967

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner

Terence O’Brien

Kate McHale

Amanda Ravitz

Ladies and Gentlemen:

On behalf of our client, Natura &Co Holding S.A. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated August 16, 2019 (the “Comment Letter”). On July 19, 2019, the Company confidentially submitted a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed registration of the offering of the Company’s common stock in connection with a proposed business combination transaction with Avon Products, Inc. (“Avon”) and Natura Cosméticos S.A. (“Natura Cosméticos”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. The Company is also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

2	August 26, 2019

Draft Registration Statement on Form F-4 filed July 19, 2019 Cover page

1.

Please include the aggregate number and value of securities offered. In addition, please provide the per share value of the Avon shares and an estimated value for the fractional shares of Natura & Co Holding being offered, as of a recent date.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page of Amendment No. 1 to include the requested information.

2.	In the second paragraph, please move the consideration related to the preferred stock to its own paragraph.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page of Amendment No. 1 to move the description of the consideration related to the preferred stock to its own paragraph.

Questions and Answers About the Transaction

What is the proposed transaction, page 1

3.

You use the term “Founders Contribution” here for the first time, but do not provide the additional detailed explanation provided later on page 99. Revise to explain the term or explain the transaction step more generally here so that the term does not need to be used. Revise similar disclosure on page 17.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 17 and 105 of Amendment No. 1 to provide an additional detailed explanation of the meaning of the term “Founders Contribution.”

4.	Provide a brief explanation of how you calculate Stated Value.

Response:

The Company and Avon respectfully advise the Staff that, as provided in the Merger Agreement, Stated Value will be calculated in accordance with Avon’s certificate of incorporation, which provides that Stated Value is equal to $1,000 per share of Series C Preferred Stock, as such amount may be (x) increased by the per share amount of any undeclared or (without duplication) unpaid Regular Dividend (as defined in Avon’s certificate of incorporation) pursuant to Section (4)(c) of Avon’s certificate of incorporation and (y) decreased by the per share amount of any previously accumulated and unpaid Regular Dividend previously added to Stated Value upon payment in cash or, as permitted by Avon’s certificate of incorporation, in shares of Series D Preferred Stock or Common Stock.

3	August 26, 2019

“Regular Dividend” is defined in Avon’s certificate of incorporation to be, for any fiscal quarter, the product of (i) 1.25% (as may be adjusted pursuant to Avon’s certificate of incorporation) and (ii) $1,000 per share of Series C Preferred Stock plus any accrued and unpaid Regular Dividends accumulated prior to the dividend calculation date.

What interests do directors, board members, and executive officers of Avon have in the Transaction?, page 6

5.

We note your disclosure “interests may include, but are not limited to...”; please revise this language and briefly describe all material interests. Please make similar changes to the question on page 6 regarding the interests of directors on the Natura & Co Holding board of directors, the question on page 10 regarding additional interests, and the discussion on page 28 regarding Interests of Certain Persons.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable disclosures in the Draft Registration Statement. Please see pages 6, 10, 11, 12, 28, 29 and 39 of Amendment No. 1.

6.	Please identify each Director, Executive Officer, or Controlling Shareholder with interests that differ from Avon’s stockholders generally. Please quantify these interests for each individual.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable disclosures in the Draft Registration Statement. Please see pages 6, 10, 11, 12, 28, 29, 39, 298 and 299 of Amendment No. 1.

Withdrawal Rights for Natura Cosméticos Shareholders, page 22

7.	Describe briefly the impact that the exercise of withdrawal rights by Natura Cosméticos Shareholders could have on Natura Cosméticos’ financial condition and/or the consummation of the merger.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 22 and 151 of Amendment No. 1 to describe briefly the impact that the exercise of withdrawal rights by Natura Cosméticos shareholders could have on Natura Cosméticos’ financial condition and/or the consummation of the Transaction, which is not expected to be material.

4	August 26, 2019

Comparative per Share Market Data, page 30

8.

Given the possibility, discussed on page xiii, of significant exchange rate volatility between the Brazilian real and US Dollar, tell us how you determined to use the exchange rate as of December 31, 2018, and whether you considered using the exchange rate as of the date of the merger agreement and/or the proxy mailing. Also, consider whether to add risk factor disclosure discussing the impact that exchange rate volatility could have on the perceived value of the merger consideration.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the staff that it has used an exchange rate as of June 30, 2019 for all conversions of Brazilian reais to U.S. dollars in Amendment No. 1. The Company’s decision to use such exchange rate is due to the fact that June 30, 2019 is the most recent balance sheet presented in Amendment No. 1. In addition, in response to the Staff’s comment, the Company has revised its disclosure on page 40 of Amendment No. 1 to add a risk factor discussing the impact that exchange rate volatility could have on the perceived value of the merger consideration.

Unaudited Pro Forma Condensed Financial Information

Notes to the Unaudited Pro Forma Condensed Financial Information

Note 3.2- IFRS and accounting policies alignment adjustments, page 87

9.

Please expand your disclosure to explain how the dividends declared on Avon’s preferred stock were calculated. In this regard, we note disclosure in Avon’s fiscal 2018 10-K that its series C preferred stock had accrued unpaid dividends of $65.8 million as of December 31, 2018 and that there were no dividends declared in the years ended December 31, 2018 and 2017.

Response:

The Company respectfully acknowledges the Staff’s comment and clarifies that Avon’s series C preferred stock are entitled to a cumulative preferred dividend that accrues daily at a rate of 1.25% per quarter. As of December 31, 2018, the accrued unpaid cumulative preferred dividends amounted to $65.8 million.

In addition, holders of the Avon’s series C preferred stock are also entitled to participate on as-converted basis dividends on Avon’s common stock. During the years ended December 31, 2018 and 2017, no such dividends were declared.

The Company has revised its disclosure on page 91 of Amendment No. 1 to include the above.

5	August 26, 2019

Note 3.5- Pro forma adjustments Footnote (e)- Intangible Assets, page 89

10.	Please expand your disclosures to include the material underlying assumptions used in determining the fair value estimate adjustments to your intangible assets.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 94 of Amendment No. 1 to include the material underlying assumptions used in determining the fair value estimate adjustments to intangible assets.

Footnote (i)- Long-term debt, page 91

11.	Please expand your disclosure to include the underlying assumptions you used in determining the estimated interest rate of 5% on the financing facility.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 95 of Amendment No. 1 to include the underlying assumptions used in determining the estimated interest rate on the financing facility.

Merger Consideration, page 102

12.

Please include a description of the potential adjustments to the merger consideration provided in the Merger Agreement and set forth the range of consideration shareholders may receive. Please make similar changes to the merger consideration section on page 149.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 108, 155 and 156 of Amendment No. 1 to a brief explanation of the potential adjustments to the merger consideration provided in the Merger Agreement.

Material Tax Considerations, page 183

13.	Please file a tax opinion to support your assertion the transaction will be tax-free.

Response:

The Company and Avon respectfully advise the Staff that the receipt of an opinion from counsel to the effect that the Transaction should qualify for the Intended U.S. Tax Treatment is not a closing condition to the Transaction and no such opinion will be sought by Avon or the Company. The Draft Registration Statement describes the material U.S. federal income tax consequences that would result if the Transaction qualifies for the Intended U.S. Tax Treatment and is a tax-free transaction. The Draft Registration Statement also makes clear that the qualification of the Transaction for the Intended U.S. Tax Treatment is subject to factual uncertainties and describes the material U.S. federal income tax consequences that would result if the Transaction does not

6	August 26, 2019

qualify for the Intended U.S. Tax Treatment and is instead considered a taxable disposition of Avon shares.

The Company has added language in various places clarifying that no opinion will be sought by Avon or the Company regarding the Intended U.S. Tax Treatment. Please see pages 27, 72 and 190 of Amendment No. 1.

Foreign Exchange, page 242

14.

Describe in more detail or quantify, if practicable, the maximum exposure levels set by your Foreign Exchange Protection Policy, and explain any other strategies you use avoid reaching the maximum level.

Response:

The Company has revised its disclosure on page 249 of Amendment No. 1 to include the information above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura & Co.

Liquidity and Capital Resources, page 251

15.	Please expand your disclosure to include any amount you have available to you under revolving credit facilities and the amount, if any, outstanding as of December 31, 2018.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 272 of Amendment No. 1 to include disclosure of amounts available to the Company under revolving credit facilities and the amount outstanding as of June 30, 2019.

7	August 26, 2019

Security Ownership of Certain Beneficial Owners and Management of Avon, page 320

16.	Please disclose the natural person or persons who exercise sole or shared voting power with respect to the shares listed in the table.

Response:

The Company and Avon respectfully note the Staff’s comment. Pursuant to Instruction 3 to Item 403 of Regulation S-K, Avon has relied on the most recent filings with the Commission under Section 13(d) and 13(g) of the Exchange Act made by the applicable shareholders. Please be advised that the most recent Schedule 13G or 13G/A filings by BlackRock, Inc., Miller Value Partners LLC and William H. Miller III Living Trust and Opportunity Gestão de Investimentos e Recursos Ltda. and Tempus International Fund SPC—Tempus Segregated Portfolio do not disclose sole or shared voting powers with respect to shares of Avon’s common stock by any natural persons. Footnote (1) has been expanded to clarify the disclosure regarding the natural person who exercises sole voting power with respect to the shares of Avon’s common stock owned by Cerberus Apple Investor L.P. based on the most recent amendment to Schedule 13D filed by Stephen Feinberg, Cerberus Apple Investor L.P. and Avatar GP, LLC.

Please be advised that Avon listed Renaissance Technologies LLC and Dynamo Internacional Gestão de Recursos Ltda. as a result of Schedule 13F filings that each had made that preceded the filing of Amendment No. 1 to the Draft Registration Statement on Form F-4, and such filings do not disclose sole or shared voting powers with respect to Avon’s common stock by any natural persons.

Additionally, please be advised that Avon has revised the information in the table to be as of August 15, 2019.

The applicable disclosure in the Draft Registration Statement has been revised in response to this Comment. Please see pages 340, 341 and 342 of Amendment No. 1.

General

17.	Please provide us supplementally with any board books or supplemental materials prepared by the financial or other advisor.

Response:

Goldman Sachs has advised the Company that Sullivan & Cromwell LLP, counsel to Goldman Sachs, will furnish a copy of the discussion materials provided by Goldman Sachs to the Avon board of directors on December 10, 2018, January 17, 2019, February 7, 2019, March 2, 2019, March 13, 2019, March 20, 2019, April 1, 2019, April 24, 2019, May 11, 2019, May 16, 2019 and May 22, 2019 via hand delivery under separate cover. Goldman Sachs requests confidential treatment of these materials pursuant to Securities Act Rule 418(b), Exchange Act Rule 12b-4 and the provisions of 17 C.F.R. § 200.83. In accordance with such rules, Goldman Sachs will respectfully request that those materials be returned promptly to Sullivan & Cromwell LLP following completion of the Staff’s review thereof.

PJT Partners has advised the Company that Gibson, Dunn & Crutcher LLP, counsel to PJT Partners, will furnish a copy of the discussion materials provided by PJT Partners to the Non-Cerberus Directors on May 16, 2019 and May 22, 2019 via hand delivery under separate cover. PJT Partners requests confidential treatment of these materials pursuant to Securities Act Rule

8	August 26, 2019

418(b), Exchange Act Rule 12b-4 and the provisions of 17 C.F.R. § 200.83. In accordance with such rules, PJT Partners will respectfully request that those materials be returned promptly to Gibson, Dunn & Crutcher LLP following completion of the Staff’s review thereof.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Lourenço Lopes-Sabino at 55-11-4871-8425 or lourenco.lopes-sabino@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz, Esq.

cc:	Itamar Gaino Filho, Natura &Co Holding S.A.

Ting S. Chen, Cravath, Swaine & Moore LLP

Scott A. Barshay, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ginny Edwards, Avon Products, Inc.